EXHIBIT 21


                         LIST OF SUBSIDIARIES




     The Partnership is a partner of Property Partners, L.P. which is a partner of JMB/NYC Office Building Associates, L.P., a limited partnership, which has an indirect limited partnership interest which, before taking into account significant preferences to the other unaffiliated partner, equals approximately 4.9% of the reorganized and restructured ventures owning 237 Park Avenue and 1290 Avenue of the Americas (the "Properties"). The new ownership structure gives control of the Properties to an unaffiliated real estate investment trust which is owned primarily by holders of the first mortgage debt which encumbered the Properties prior to the bankruptcy. Prior to the restructuring, JMB/NYC was a member or partner in (i) 237 Park Avenue Associates, L.L.C., a New York limited liability company, (formerly 237 Park Avenue Associates, a New York general partnership) which holds title to the 237 Park Avenue Building, (ii) 1290 Associates, L.L.C., a New York limited liability company, (formerly 1290 Associates, a New York general partnership) which holds title to the 1290 Avenue of the Americas Building, (all of these office buildings are in New York, New York). The partners in the JMB/NYC Office Building Associates, L.P. are affiliates of the General Partners of the Partnership. Reference is made to the Notes for a description of the terms of such joint venture partnerships. The Partnership is a 20% shareholder in Carlyle Managers, Inc. and a 20% shareholder in Carlyle Investors, Inc., both of which are Illinois corporations.